Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

May 14, 2004 Annual Meeting

15% dividend increase
Pursuing profitable growth policy

Paris — May 14, 2004 — At the Annual Meeting held on May 14, 2004, under the Chairmanship of CEO Thierry Desmarest, Total shareholders approved all the proposed resolutions recommended by the Board of Directors.

During his address, Thierry Desmarest said :

« In 2003, the Group performed at the highest levels in terms of growth and profitability. Hydrocarbon production growth of 5%, implementation of productivity programs, and ongoing share buybacks raised earnings per share to a new record level of 11.56 euros. Expressed in dollars, earnings per share rose to $13.07, an increase of 47% compared to 2002 (...)

New performance objectives have been set for the years 2004-2008. They consist of a 4% average annual growth rate for hydrocarbon production while continuing to improve the profitability of the Group in a constant environment. For 2004, Total is pursuing a major investment program of 10 billion dollars with priority maintained for Upstream growth (...)

Compared to the first quarter 2003, the first quarter 2004 environment was marked by a 14% decrease of the dollar relative to the euro, a decrease in European refining margins, slightly higher hydrocarbon prices, and the start of a rebound for Chemicals. Total recorded a 9% increase in net income adjusted for special items expressed in dollars. The internal efforts of the Group, notably the sustained production growth, made this possible (...)

Since the start of the second quarter 2004, given the demand growth and low inventory levels for refined products, the oil market environment has remained favorable with both oil prices and refining margins at high levels.»

During the Meeting, the 2003 accounts were approved, as was the payment of a cash dividend of 4.70 euros per share, an increase of 15% from last year, to which a tax credit will be added in accordance with the regulations in force. The ex-dividend date for the shares will be May 24, 2004 and payment will occur from that date. Beginning in 2004, an interim dividend will be paid in the fall.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

In addition, the following resolutions, among others, were approved at the Annual Meeting:

•	Term renewals for the following Directors for a period of three years: Mr. Thierry Desmarest, Mr. Thierry de Rudder and Mr. Serge Tchuruk,

•	Appointment of Mr. Daniel Boeuf, as a Director representing the employee shareholders, for a period of three years,

•	Authorization for the Board of Directors to trade the Company’s share, pursuant to the provisions of Article L. 225-209 of the French Code of Commerce,

•	Renewal of the Board of Directors’ authorizations to increase the share capital and to implement stock options and employee shareholding plans,

•	Term renewal or appointment of the statutory and alternate independent auditors for a period of six years.

* * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com